Peter W. Walcott, Esq.

Senior Vice President & General Counsel

Direct Dial: (978) 436-6680

FAX: (978) 436-6739

peter_walcott@entegris.com

September 2, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood, Esq.

Re:	Entegris, Inc.

Registration Statement on Form S-3 (File No. 333-160212)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Entegris, Inc. (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective by 9:00 a.m. Eastern Time on September 4, 2009 or as soon as possible thereafter.

The Company hereby acknowledges

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Peter Walcott, Senior Vice President & General Counsel of the Company, at (978) 436-6680 as soon as the Registration Statement has been declared effective.

Sincerely,

ENTEGRIS, INC.

By:  /s/  Peter W. Walcott

        Peter W. Walcott

        Senior Vice President & General Counsel

The Materials Integrity Managment Company